Filed pursuant to Rule 433
Dated February 16, 2017

Registration Nos. 333-216108 and 333-216017

MEDLEY LLC

$30,000,000
7.25% Senior Notes due January 30, 2024

Term Sheet

Issuer:	Medley LLC
Security description:	7.25% Senior Notes due 2024 (the “New 2024 Notes”). The New 2024 Notes constitute a further issuance of the 7.25% Senior Notes due 2024, of which $34,500,000 principal amount was issued on January 18, 2017 (the “Existing 2024 Notes” and together with the New 2024 Notes, the “Notes”). The New 2024 Notes will form a single series with the Existing 2024 Notes and will have the same terms other than the initial offering price. Immediately upon settlement, the New 2024 Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing 2024 Notes. Upon completion of this offering, an aggregate $64,500,000 of Notes will be outstanding, exclusive of the underwriters’ over-allotment option.
Type of offering:	SEC Registered
Principal amount:	$30,000,000
Over-allotment option:	$4,500,000
Maturity:	January 30, 2024
Coupon:	7.25%
Interest payment dates:	January 30, April 30, July 30 and October 30, beginning April 30, 2017
Regular record dates:	January 15, April 15, July 15 and October 15
Redemption:	Redeemable at par on or after January 30, 2020
Trade date:	February 16, 2017
Settlement:	T+3; February 22, 2017
Offering price:	$25.25 (101%) per New 2024 Note. The purchase price of the New 2024 Notes includes accrued interest on the New 2024 Notes from January 18, 2017 to, but not including, the date of delivery.
Underwriting Discounts and Commissions:	$0.79538 per New 2024 Note
Price to issuer:	$24.45462 per New 2024 Note
Proceeds, before expenses:	$29,345,544
CUSIP / ISIN:	58503Y 204/ US58503Y2046
Ratings*:	Egan-Jones Rating Company: A-
Proposed listing:	The Notes are listed on the NYSE under the trading symbol “MDLQ.”
Joint Book- Running Managers:	FBR Capital Markets & Co. Incapital LLC William Blair & Company, L.L.C. Compass Point Research & Trading, LLC Ladenburg Thalmann & Co. Inc. JonesTrading Institutional Services LLC

Co-Managers:	Boenning & Scattergood, Inc. National Securities Corporation Maxim Group LLC Wedbush Securities Inc.
Trustee:	U.S. Bank National Association

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any purchasing agent or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by emailing FBR Capital Markets & Co. at prospectuses@fbr.com.